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DIGITALGOALS
Our Story
Solutions
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Advisory
We provide full technical, governance and compliance support for well-funded projects in the executive IT suite for cybersecurity, blockchain and enterprise product development or administration.
Agency
Digital Goals has partnered with a top 25 Google Partner that specializes in digital marketing and advertising. We remarket these services in conjunction with select advisory services to drive traffic.
Development
We solve critical business issues by first understanding them, mapping out a solution, creating a feature and function analysis and finally developing an enterprise-grade software solution.
Ventures
Digital Goals seeks to invest in world-changing technology projects led by enthusiastic teams with the intention of solving one or more authentic problems at scale.
What is Digital Goals?
Digital Goals was originally founded in 2002 as a family business in the horticultural industry. Evolution being what it is, the company took many different shapes in the intervening decade and a half and has since provided services to Fortune 1000 companies and the United States Government. Today, Digital Goals, Inc. focuses upon delivery of critical advisory services in the blockchain and cybersecurity space.
Our Team
Our team's experience spans the breadth of technology, economics, mathematics and the financial markets.
Nicholas Chavez
Co-Founder
Jessica Van Sickle
Co-Founder
Dr. Sumeet Malhotra
Distributed Computing Advisor
Khalid Malik
Machine Learning Advisor
Jessica Liu
Economic Advisor
Russ Vigil
Legal Scholar
Daniel Brenner
Cryptography & Mathematics Advisor
David Villecco
Finance & Operations Advisor
Tyler Cheeseman
PoW Mining Advisor
John Holena
Quantitative Engineering Advisor
Corey Ciocchetti
Ethics Advisor
Affiliated Organizations
DIVERSE.ORG
bitcoinR
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THE UNITED STATES GOVERNMENT HAS NOT "ENDORSED" "APPROVED" "SANCTIONED" OR MAY OTHERWISE EVEN BE "AWARE" OF XBR LLC, BITCOINR, XBR DIGITAL CURRENCY OR DIGITAL GOALS INC. OUR RELATIONSHIP WITH THE US GOVERNMENT IS ENTIRELY THROUGH FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION AND THE US TREASURY (FINCEN & IRS) AND TO OUR KNOWLEDGE THE US GOVERNMENT HAS NOT AFFIRMATIVELY REVIEWED OR APPROVED ANY ASPECT OF OUR FILINGS NOR IS THERE ANY FUTURE EXPECTATION THAT SUCH REVIEW OR APPROVAL IS CONTEMPLATED OR FORTHCOMING.







Digital Goals – Our Story Page

DIGITALGOALS

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Our Story

We come from humble beginnings and honor those sturdy roots in all that we do.

"...brilliance is individual, but accomplishment is joint."

- Fredrick Morton, *The Rothschilds: A Family Portrait*

Digital Goals was established in 2002 as a family-owned company in the horticulture space. Our founder, Nicholas, has since acquired and overhauled the family business to focus on emerging technologies in the predictive analytics, machine learning, blockchain and cybersecurity space.

While consulting for a number of tier one consulting firms over the course of the last two decades, Nicholas and Jes have had the opportunity to lead technology projects for several Fortune 500 clients where they developed a keen understanding of the aspects that drove successful projects. This inspired Nicholas and Jes to set out on a mission to create a truly customer-centric technical consulting firm that empowers its clients to develop visionary technical solutions. Along the way, they brought along their very favorite team members who showed an enthusiastic commitment to excellence and integrity.

We love our stakeholders, whether they be clients, employees, contractors, investors or partners. We strive to create a family-like environment where we all look out for one another, standing in a united, focused fashion; and through this simple, unwavering commitment, we can all share in the joy of joint-accomplishment.

Three Keys to Success

If we do these three things right, there is little that can go wrong.

01.
Commitment to Transparency

By telegraphing our intentions in business, we may signal our competitors regarding our strategies; however, this risk is mitigated through the building of trust and executing the strategy relentlessly.

02.
Relentless Execution

No company is perfect; so, we must relentlessly strive for excellence. Enthusiasm and integrity will carry us through any hard times. We will never, ever stop until we have accomplished our lofty goals.

03.
Beauty in Efficiency

Given our humble beginnings, we are hard-wired to spend money like its our own. It is through this discipline that we will be good stewards of our investor funds and fees paid to us by our clients.

DIGITALGOALS

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THE UNITED STATES GOVERNMENT HAS NOT "ENDORSED" "APPROVED" "SANCTIONED" OR MAY OTHERWISE EVEN BE "AWARE" OF XBR LLC, BITCOINR, XBR DIGITAL CURRENCY OR DIGITAL GOALS INC. OUR RELATIONSHIP WITH THE US GOVERNMENT IS ENTIRELY THROUGH FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION AND THE US TREASURY (FINCEN & IRS) AND TO OUR KNOWLEDGE THE US GOVERNMENT HAS NOT AFFIRMATIVELY REVIEWED OR APPROVED ANY ASPECT OF OUR FILINGS NOR IS THERE ANY FUTURE EXPECTATION THAT SUCH REVIEW OR APPROVAL IS CONTEMPLATED OR FORTHCOMING.

















Digital Goals – Solutions Page

DIGITALGOALS

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Solutions

Digital Goals helps transform the world's critical economic infrastructure into secure digital organizations architected to anticipate disruption and profit from it.

Advisory

We provide full technical, governance and compliance support for well-funded projects in the executive IT suite for cybersecurity, blockchain and enterprise product development or administration.

Agency

Digital Goals has partnered with a top 25 Google Partner that specializes in digital marketing and advertising. We remarket these services in conjunction with select advisory services to drive traffic.

Development

We solve critical business issues by first understanding them, mapping out a solution, creating a feature and function analysis and finally developing an enterprise-grade software solution.

Ventures

Digital Goals seeks to invest in world-changing technology projects led by enthusiastic teams with the intention of solving one or more authentic problems at scale.

Would you like to continue the conversation?

Rapid evolution of technology requires new methods of business management, an aggressively documented code base and a thorough compliance and governance plan.

CONNECT | LEARN MORE

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Digital Goals – Advisory Services Page (Solutions Subpage)

DIGITALGOALS

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Advisory Services

Our technology projects begin with a business strategy that first analyzes the components of your demand chain. Through a comprehensive understanding of the economics of your business model, Digital Goals can implement strategic technology to help you capture market share.

Cybersecurity Blueprinting

Engage our cyber experts to:

- Hire an interim CISO/CSO
- Execute a comprehensive pentest
- Design a GDPR/security policy
- Manage a crisis caused by breach

Learn More

Digital Strategy

Engage our strategy experts to:

- Hire an interim CMO
- Achieve ad goals on Google
- Reach Facebook Audiences
- Attract real-time mobile audiences

Learn More

Blockchain Architecture

Engage our blockchain experts to:

- Hire an interim CTO
- Build a new blockchain project
- Understand US crypto regulations
- Raise funds with an ICO or pre-ICO

Learn More

Implement a holistic strategy driven by technology.

Let's work together!

A few ideas to get your juices flowing:

Interim CISO

We have interim CISO services options for part-time and full-time engagements as well as advisement for individual security projects. You will interface with one of our senior cybersecurity staff with 15+ years of professional experience. For full-time engagements, your interim CISO will operate exclusively on the needs of your organization.

Blockchain Planning Session

Lean on our expertise to form a deeper understanding of blockchain technology and the economic implications for your business model. We will comprehensively investigate together with your team the challenges within the context of your industry from a cryptonomic, compliance, regulatory and technological perspective.

GDPR Strategy Engagement

The European Union General Data Protection Regulation (EU GDPR) finally came into effect on 25 May 2018, replacing the 22-year-old EU Data Protection Directive. Now, any company around the globe that does business in Europe or handles the personal data of EU residents must comply with the new rules. We expect a regulation covering the U.S. soon.

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THE UNITED STATES GOVERNMENT HAS NOT "ENDORSED" "APPROVED" "SANCTIONED" OR MAY OTHERWISE EVEN BE "AWARE" OF XBR LLC, BITCOINR, XBR DIGITAL CURRENCY OR DIGITAL GOALS INC. OUR RELATIONSHIP WITH THE US GOVERNMENT IS ENTIRELY THROUGH FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION AND THE US TREASURY (FINCEN & IRS) AND TO OUR KNOWLEDGE THE US GOVERNMENT HAS NOT AFFIRMATIVELY REVIEWED OR APPROVED ANY ASPECT OF OUR FILINGS NOR IS THERE ANY FUTURE EXPECTATION THAT SUCH REVIEW OR APPROVAL IS CONTEMPLATED OR FORTHCOMING.









Digital Goals – Agency Services Page (Solutions Subpage)

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Agency Services

We partner with a Google Preferred Partner to provide you with the finest digital advertising advisement services in the United States; *our relationship with the founder pre-dates the founding of Google itself*.

Small Business Solution

Every dollar counts. As an entrepreneurial company, no one understands this better than us. Take a little bit of time and call to see how we can help grow your sales.

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Multi-Location Solution

Are you in growth mode? Or perhaps a franchisee of a larger, nationwide entity? See how you can leverage the shared brand to grow your top-line revenue through search & social.

Learn More

Enterprise Business Solution

Enterprise business doesn't have to mean "expensive." We are cost competetive with smaller agencies on a variable cost-plus model, or we can work on a fixed retainer.

Learn More

Search Engine Optimization: Redefined

Let's work together!

A few ideas to get your juices flowing:

Non-Profit Google Grants

We can advocate on behalf of certain types of not-for-profit entities for between $100,000 and $1,000,000 in complimentary Google Advertising. We manage the account for your organization to ensure efficiency.

Digital Optimization

Search Engine Optimization (SEO) has a bad rap now that it's been overtaken by robo-calls and largely outsourced overseas. Our partner HQ is in the United States, you can hop on a plane and visit. Strategize in person.

The Art of Writing

Sure, part of your success in digital advertising is keyword selection. A larger part of success is found in the writing of a good advertisement. Once you reach a certain spend threshold, we will write your ads. For free.

DIGITALGOALS

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THE UNITED STATES GOVERNMENT HAS NOT "ENDORSED" "APPROVED" "SANCTIONED" OR MAY OTHERWISE EVEN BE "AWARE" OF XBR LLC, BITCOINR, XBR DIGITAL CURRENCY OR DIGITAL GOALS INC. OUR RELATIONSHIP WITH THE US GOVERNMENT IS ENTIRELY THROUGH FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION AND THE US TREASURY (FINCEN & IRS) AND TO OUR KNOWLEDGE THE US GOVERNMENT HAS NOT AFFIRMATIVELY REVIEWED OR APPROVED ANY ASPECT OF OUR FILINGS NOR IS THERE ANY FUTURE EXPECTATION THAT SUCH REVIEW OR APPROVAL IS CONTEMPLATED OR FORTHCOMING.







Digital Goals – Development Services Page (Solutions Subpage)

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Bespoke Development

Our developers are among the best on Earth. Whether the focus be in quantitative trading, predictive analytics, machine learning or blockchain, our developers have the skills to marry business process with code in a manner consistent with executive vision. We are good, and undeniably expensive.

Trusted Developers

The Digital Goals team has advised the top businesses, financial institutions and governmental entities in the country regarding their most complex, high-profile development matters, providing the guidance they need to compete in today's rapidly-changing environment.

Learn More

Full Stack

Pixel-perfect design and elegantly written code is where we shine. If you are looking for a development team that is equally fluent in UX design and client-server aspects of coding, look no further than Digital Goals. We will happily meet via video conference to discuss your project parameters in advance of you RFP.

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Secure Development

Often, clients will overspend in hiring full-time resources to develop an "in-house" product in an attempt to ensure that the code is secure and without any malicious code that could enable backdoor access to criticial, sensitive files or information. Let us help you develop your project without the worry of backdoors.

Learn More

Onsite. Offshore. Nearshore.

A development solution to fit every budget.

Let's work together!

A few ideas to get your juices flowing:

Blockchain

As a registered IBM Partner, Digital Goals can assist in developing your closed-permissioned blockchain that enables a high level of auditability and trust in your supply chain ops and record-keeping.

Predictive Analytics

Our developers can provide strategy and hands-on coding for predictive analytics projects that makes accurate, model-based decision-making easier for your team; thereby reducing error made due to fatigue.

Machine Learning

Digital Goals takes a "data first" approach regarding machine learning engagements. After checking data cleanliness, we discuss strategies for data science model creation, optimization and monitization.

DIGITALGOALS

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Digital Goals – Venture Services Page (Solutions Subpage)

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Venture Services

Captial markets for technology are fraught with misrepresentations and predatory financing.
Our team has a unique blend of technological skill and regulatory insight that can help teams navigate through the capital raise and investment analysis process for projects related to blockchain, digital currency, crypto assets and cyber security.

XBR Token Exchange Rate

XBR will back select utility token offerings of merit with a pegged, actionable exchange rate, up to a 1,050,000 XBR unit cap. 100% of the Tokens or XBR received or retained by XBR, LLC originally designated for the "X:Y Exchange Rate Program" shall be escrowed by XBR, LLC (or its successor(s)) for further benefit of the United States Treasury for a term of not less than 100 years forward the date the bitcoinR genesis block was generated (or, not earlier than Monday 21-MAR-2118).

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Equity Crowd Funding

An excellent first step for a project to enter the marketplace in a regulated manner, is a filing of Form C with the United States Securities and Exchange Commission and the marketing of securities via a registered portal. With a cap of $1,070,000 per Form C offering, and little upfront investment, startups in the blockchain space can acquire the funding that they require without sacrificing massive equity. Compliance with SEC rules and regulations helps founding teams sleep through the night.

Learn More

Pre-ICO & ICO

As of 2018, ICOs have gotten a bad reputation as instruments used by less-than-credible individuals to raise money from ill-informed investors without regard for government regulation. While there are a great many examples of this exact combination of negative factors, there does exist a way for Americans to hold a pre-ICO and an ICO on American soil, inclusive of American investors. No longer do innovative founders need to cross oceans and domicile their entities in far-away lands. Call us, we can help.

Learn More

You can have your equity and sell it too.

Find investors in the United States. Sell equity or tokens legally.

Let's work together!

Here are a few ideas to get your juices flowing:

Institutional Advisory

Capital allocations from limited partners come with expectations of return within a specific timeframe. Often, funds know that they need to participate in cryptocurrency as an asset class, but are unsure of where to start. We can help you with a framework to judge intelligent investments and assign a time horizon.

Founders Advisory

This is a strange time. Venture capital is pouring into certain blockchain projects while others have a difficult time getting traction with institutional investors. Why? There is a formula by which some institutional investors judge new projects and decide whether to invest. Do you know the framework? We can help.

Expert Witness

Founders. Regulators. Investors. Attorneys. With the coming avalanche of civil and criminal cases against projects in the United States, all stakeholders will need credible, cryptocurrency expert witness testimony to sway jurors and mediators to their stated goal. Don't be on the side without its own expert.

DIGITALGOALS

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Digital Goals – Investor Information Page (Toggled to "Management")

DIGITALGOALS

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Investor Information

Digital Goals is a reputable technology services provider that focuses on technical advisory and software engineering services for small, medium and enterprise-sized companies. With expertise rooted in software engineering, economics and financial markets, our management team's extensive experience adds a critical layer of oversight needed to optimize efficiency and ensure project delivery excellence.

Management | **Governance Documents**

Management Team

Nicholas Chavez

Co-Founder

Nicholas Chavez is a multi-exit startup founder & technologist who began working for IBM as part of the Gifted & Talented program prior to graduating high school. With a technology career spanning 21 years, Nicholas has built, maintained or implemented applications and electronic marketplaces as a contractor for the U.S. Department of Defense as well as for some of the world's largest corporations such as Accenture, IBM, Dell, Nestle, JP Morgan Chase, PayPal & AIG. He has been active in the cryptocurrency market since 2013 and is a Certified Bitcoin Professional. In addition to his present candidacy for an Executive Masters in Cybersecurity from Brown University, Nicholas earned a Bachelor of Liberal Arts with a concentration in Economics and a minor in government from Harvard University. He is a member in good standing of the Bitcoin Foundation.

Jessica Van Sickle

Co-Founder

Jessica Van Sickle is a sought-after technical program manager and Certified ScrumMaster in the Silicon Beach startup ecosystem. Previously, she was a contractor for the U.S. Department of Energy and led development teams at IBM and Dell for complex systems integration projects for a number of Fortune 500 clients such as JP Morgan Chase and MillerCoors. Jessica is presently pursuing a Bachelor of Liberal Arts degree with a concentration in Computer Science at Harvard University. She is a member in good standing of the Bitcoin Foundation.

Corporate Filings

SEC Filings –

Filing Date	Form	Description	File Download
13-DEC-2016	D	Notice of Exempt Offering of Securities	

DIGITALGOALS

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THE UNITED STATES GOVERNMENT HAS NOT "ENDORSED" "APPROVED" "SANCTIONED" OR MAY OTHERWISE EVEN BE "AWARE" OF XBR LLC, BITCOINR, XBR DIGITAL CURRENCY OR DIGITAL GOALS INC. OUR RELATIONSHIP WITH THE US GOVERNMENT IS ENTIRELY THROUGH FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION AND THE US TREASURY (FINCEN & IRS) AND TO OUR KNOWLEDGE THE US GOVERNMENT HAS NOT AFFIRMATIVELY REVIEWED OR APPROVED ANY ASPECT OF OUR FILINGS NOR IS THERE ANY FUTURE EXPECTATION THAT SUCH REVIEW OR APPROVAL IS CONTEMPLATED OR FORTHCOMING.





Digital Goals – Investor Information Page (Toggled to "Governance Documents")

DIGITALGOALS

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Investor Information

Digital Goals is a reputable technology services provider that focuses on technical advisory and software engineering services for small, medium and enterprise-sized companies. With expertise rooted in software engineering, economics and financial markets, our management team's extensive experience adds a critical layer of oversight needed to optimize efficiency and ensure project delivery excellence.

Management | **Governance Documents**

Corporate Governance Documents

Corporate Governance Overview

Digital Goals sets high standards for the company's employees, officers and directors. A key component that drives this philosophy is the importance of having sound corporate governance to drive the company vision. It is the duty of our management team to serve as prudent fiduciary guardians for our shareholders and customers in the company's day-to-day operations. To fulfill its responsibilities, the managment team follows the procedures and standards that are set forth in these guidelines. These guidelines are subject to change from time to time as the management team deems appropriate in the best interests of the shareholders and customers, or as required by applicable laws and regulations.

Governance Documents

Digital Goals Bylaws

Corporate Filings

SEC Filings

Filing Date	Form	Description	File Download
13-DEC-2016	D	Notice of Exempt Offering of Securities	

DIGITALGOALS

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THE UNITED STATES GOVERNMENT HAS NOT "ENDORSED" "APPROVED" "SANCTIONED" OR MAY OTHERWISE EVEN BE "AWARE" OF XBR LLC, BITCOINR, XBR DIGITAL CURRENCY OR DIGITAL GOALS INC. OUR RELATIONSHIP WITH THE US GOVERNMENT IS ENTIRELY THROUGH FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION AND THE US TREASURY (FINCEN & IRS) AND TO OUR KNOWLEDGE THE US GOVERNMENT HAS NOT AFFIRMATIVELY REVIEWED OR APPROVED ANY ASPECT OF OUR FILINGS NOR IS THERE ANY FUTURE EXPECTATION THAT SUCH REVIEW OR APPROVAL IS CONTEMPLATED OR FORTHCOMING.







Digital Goals – Contact Page (Toggled to “Phone”)

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Contact

Phone | Email | Address

Call

+1 (307) 274-3555

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THE UNITED STATES GOVERNMENT HAS NOT "ENDORSED" "APPROVED" "SANCTIONED" OR MAY OTHERWISE EVEN BE "AWARE" OF XBR LLC, BITCOINR, XBR DIGITAL CURRENCY OR DIGITAL GOALS INC. OUR RELATIONSHIP WITH THE US GOVERNMENT IS ENTIRELY THROUGH FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION AND THE US TREASURY (FINCEN & IRS) AND TO OUR KNOWLEDGE THE US GOVERNMENT HAS NOT AFFIRMATIVELY REVIEWED OR APPROVED ANY ASPECT OF OUR FILINGS NOR IS THERE ANY FUTURE EXPECTATION THAT SUCH REVIEW OR APPROVAL IS CONTEMPLATED OR FORTHCOMING.







Digital Goals – Contact Page (Toggled to “Email”)

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Contact

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Email

General Inquiry
help@digitalgoals.com

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THE UNITED STATES GOVERNMENT HAS NOT "ENDORSED" "APPROVED" "SANCTIONED" OR MAY OTHERWISE EVEN BE "AWARE" OF XBR LLC, BITCOINR, XBR DIGITAL CURRENCY OR DIGITAL GOALS INC. OUR RELATIONSHIP WITH THE US GOVERNMENT IS ENTIRELY THROUGH FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION AND THE US TREASURY (FINCEN & IRS) AND TO OUR KNOWLEDGE THE US GOVERNMENT HAS NOT AFFIRMATIVELY REVIEWED OR APPROVED ANY ASPECT OF OUR FILINGS NOR IS THERE ANY FUTURE EXPECTATION THAT SUCH REVIEW OR APPROVAL IS CONTEMPLATED OR FORTHCOMING.







Digital Goals – Contact Page (Toggled to "Address")

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Contact

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Postal

2232 Dell Range Boulevard,
Cheyenne, WY 82009

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THE UNITED STATES GOVERNMENT HAS NOT "ENDORSED" "APPROVED" "SANCTIONED" OR MAY OTHERWISE EVEN BE "AWARE" OF XBR LLC, BITCOINR, XBR DIGITAL CURRENCY OR DIGITAL GOALS INC. OUR RELATIONSHIP WITH THE US GOVERNMENT IS ENTIRELY THROUGH FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION AND THE US TREASURY (FINCEN & IRS) AND TO OUR KNOWLEDGE THE US GOVERNMENT HAS NOT AFFIRMATIVELY REVIEWED OR APPROVED ANY ASPECT OF OUR FILINGS NOR IS THERE ANY FUTURE EXPECTATION THAT SUCH REVIEW OR APPROVAL IS CONTEMPLATED OR FORTHCOMING.





Digital Goals – FAQ Page

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Frequently Asked Questions

Here are answers to most common questions. Can't find an answer? Send us an email!

How do I get a copy of Digital Goals' SEC filings?

Any Digital Goals, Inc. SEC filings will be linked to on the Digital Goals Investor Information page.

When was Digital Goals incorporated?

Digital Goals, Inc. was originally incorporated in 2002. The family-owned entity was revived and repurposed as Digital Goals, Inc. in 2015.

Where is Digital Goals headquartered?

The Digital Goals, Inc. headquarters are located in the United States of America, in the beautiful, enlightened & pro-blockchain state of Wyoming. While we do maintain a headquarters office in the state of Wyoming, we have a distributed team structure that resides and works from different locations across the United States.

What is Digital Goals' fiscal year?

Digital Goals, Inc. runs on a calendar fiscal year.

How can I purchase Digital Goals stock?

Digital Goals, Inc. is presently privately held by the founding team, but may elect to initiate a fundraise via a number of SEC-filed offerings. Please check our Investor Information page where we may post links to documents related to our SEC-filed offerings. Please note that some documents may not be available if the offering falls under a regulation that does not provide clearance for general solicitation.

DIGITALGOALS

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